November 23, 2008

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attn: Barbara C. Jacobs
         Assistant Director

Re: Hotel Outsource Management International, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 17, 2008
File No. 000-153677
Form 10-Q for the quarterly period ended September 30, 2008
Filed on November 14, 2008
File No. 000-50306

Dear Ms. Jacobs:

Thank you for your letter of November 20, 2008. The following are our responses:

General

1.	The disclosure on dividends has been included as per Item 201(c) of regulation S-K.

Directors and Executive Officers

2.
Daniel Cohen's employment history for 2005-2007 has been added. Mr. Schwartz's biography has been deleted since he was not re-elected to the board of directors in HOMI's annual shareholders meeting which took place on November 20, 2008.

Executive Compensation Table

3.
We have added additional disclosure pursuant to Regulation S-K Item 402(o) and 402(r) including material terms of employment agreements and a calculation of bonuses.   Employment agreements have been attached as exhibits.

Financial Statements

Note 4. Other Significant Current Period Events

4.
Disclosure has been updated to reflect the increased number of shares in the distribution of subscription rights to 30,000,000 shares of common stock issuable upon the exercise of subscription rights at the offering price of $0.05.

Exhibits

5.	The loan agreement between the company, Daniel Cohen and Avraham Bahry has been included as an Exhibit.

6.	The opinion and consent of counsel are included with this filing.

Form 10Q for the Quarterly period ended September 30, 2008

Item 4T. Controls and Procedures

7.
The Chief Executive Officer and Chief Financial Officer have concluded that not all disclosure controls and procedures are effective as of September 31, 2008.  We have added a risk factor to disclose this.

8.
 As disclosed in HOMI’s annual report on Form 10-KSB filed on March 31, 2008, in evaluating the effectiveness of its internal controls over financial reporting as of December 31, 2007, HOMI identified two material weaknesses: entity control level; and segregation of duties in the finance department. These weaknesses were discovered by our Chief Financial Officer, controller and internal accounting firm.  Management estimates that these two weaknesses have existed since 2003.  In the first quarter of 2008, management implemented a comprehensive program designed to strengthen our internal controls over financial reporting. Among other things, the program provided for (i) the addition of staff to our finance department as well as to the operational department, (ii) the integration of updated financial software, (iii) the creation of a new mechanisms for the review and approval of invoices to customers and/or from suppliers, (iv) increased level of discussion and documentation by senior financial management, (v) increased frequency of sudden checks; and (vi) the establishment of additional controls over financial reporting.

During the quarter ending September 30, 2008, management carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Such an evaluation requires the check and testing of the existence of the required controls. As of September 30, 2008, management performed the examination with regard to only one material subsidiary, where the controls were found to be effective. However, the disclosure controls and procedures in other material entities have yet to be examined or evaluated so HOMI management has been unable to conclude that HOMI’s controls and procedures are effective.  Because of this, management believes that its controls and procedures are not currently effective.  The company will continue to test the effectiveness of controls in all other material subsidiaries, and believes the examinations will be finalized by the end of 2009.  The anticipated cost of such tests is $20,000-$30,000.

Certifications

8.	The certifications, Exhibits 31.1 and 31.2 in all future filings will refer to “registrant” and not “Small Business Issuer.”

Thank you for your attention to this matter.

Very truly yours,

/s/ Andrea I. Weinstein

Andrea I. Weinstein

AIW: lr